EXHIBIT 12.1

Guitar Center, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

(Unaudited)

	Years ended December 31,
Ratio of Earnings to Fixed Charges	2006		2005		2004		2003		2002
Net income	$424		$76,678		$63,425		$36,860		$25,256
Income taxes	40,531		48,005		38,873		22,649		15,545
Interest expense, net	8,448		7,339		5,390		12,540		13,077
Estimated interest component of operating lease
rent expense	17,939		15,131		12,747		11,260		9,675
Adjusted operating income	$67,342		$147,153		$120,435		$83,309		$63,553

Fixed charges:
Interest expense, net	$8,448		$7,339		$5,390		$12,540		$13,077
Estimated interest component of operating lease rent expense	17,939		15,131		12,747		11,260		9,675
	$26,387		$22,470		$18,137		$23,800		$22,752

Ratio of earnings to fixed charges	2.6	x	6.5	x	6.6	x	3.5	x	2.8	x